March 2, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance 100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Laura Nicholson

Re:	Dragoneer Growth Opportunities Corp. III
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 31, 2020
CIK No. 0001827076

Ladies and Gentlemen:

On behalf of Dragoneer Growth Opportunities Corp. III (formerly known as Dragoneer Growth Opportunities Alpha Corp.) (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are submitting with the Securities and Exchange Commission (the “Commission”), via EDGAR, a Registration Statement on Form S-1 (the “Registration Statement”), which reflects revisions to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted to the Commission on December 31, 2020. The Registration Statement has been revised in response to the comment letter addressed to the Company dated January 7, 2021 from the staff of the Commission (the “Staff”), as well as certain other updated information.

The Staff’s comment, as reflected in the Comment Letter, is reproduced in italics below, and the response of the Company is shown below the comment.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 31, 2020

Use of Proceeds, page 76

1.

Your total estimated offering costs do not sum up to $1,000,000. Please revise as necessary. Additionally, either remove the brackets around the “Director and Officer liability insurance premiums” amounts or disclose what these amounts represent and why they are reflected in this presentation.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 596-9575.

Very truly yours,

By:	/s/ Christopher J. Capuzzi
Name:	Christopher J. Capuzzi
Title:	Partner

cc:	Marc Stad (Dragoneer Growth Opportunities Corp. III)